Tyme Commerce, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	63,509.95
Total Bank Accounts	**$63,509.95**
Accounts Receivable	
Accounts Receivable (A/R)	2,800.01
Total Accounts Receivable	**$2,800.01**
Total Current Assets	**$66,309.96**
Other Assets	
Start Up Costs	4,793.50
Total Other Assets	**$4,793.50**
TOTAL ASSETS	**$71,103.46**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	1,925.97
Total Other Current Liabilities	**$1,925.97**
Total Current Liabilities	**$1,925.97**
Total Liabilities	**$1,925.97**
Equity	
Owner's Investment	101,242.00
Retained Earnings	
Net Income	-32,064.51
Total Equity	**$69,177.49**
TOTAL LIABILITIES AND EQUITY	**$71,103.46**